                                 SCHEDULE 13D/A

                                 (RULE 13D-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Rockford Corporation

                                (Name of Issuer)

                    Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                     77316P

                                 (CUSIP Number)

                              Victoria L. Springgay
                              Rockford Corporation
                              600 S. Rockford Drive
                              Tempe, Arizona 85281
                                  480-967 -3565

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  March 5, 2002

           (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  77316P                     13D/A                 PAGE   1    OF   4
                                                            PAGES

  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      Timothy C. Bartol
--------------------------------------------------------------------------------

  2   Check the Appropriate Box if a Member of a Group                  (a)
      (See Instructions)
                                                                        (b)

--------------------------------------------------------------------------------
  3   SEC Use Only

--------------------------------------------------------------------------------
  4   Source of Funds (See Instructions)

      OO, PF

--------------------------------------------------------------------------------
  5   Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                          [  ]

--------------------------------------------------------------------------------
      Citizenship or Place of Organization            United States of America
--------------------------------------------------------------------------------
                     7  Sole Voting Power
     Number of          2,225,653
      Shares         -----------------------------------------------------------
   Beneficially      8  Shared Voting Power
     Owned by           642,875
       Each          -----------------------------------------------------------
     Reporting       9  Sole Dispositive Power
    Person With         2,225,653
                     -----------------------------------------------------------
                     10  Shared Dispositive Power
                         642,875
                     -----------------------------------------------------------

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
      2,868,528

--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Instructions)
--------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
      35.1%
--------------------------------------------------------------------------------
 14   Type of Reporting Person (See Instructions)                             IN

--------------------------------------------------------------------------------


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SCHEDULE 13D/A

Timothy C. Bartol ("Mr. T. Bartol") hereby amends and supplements the statement on Schedule 13D previously filed by him on May 9, 2000, with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Rockford Corporation, an Arizona corporation ("Rockford"), beneficially owned by him. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

ITEM 1.     SECURITY AND ISSUER.

      ITEM 1 OF THE SCHEDULE 13D IS HEREBY AMENDED BY CORRECTING THE FOLLOWING:

      This schedule 13D relates to the common stock, $.001 per share par value ("Common Stock"), of Rockford Corporation ("Rockford"). The address of the principal executive offices of Rockford is :

                  600 S. Rockford Drive
                  Tempe, Arizona  85281

ITEM 2.     IDENTITY AND BACKGROUND.

      No Change

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED BY UPDATING THE FOLLOWING:

      Monument Investors Limited Partnership ("Monument") owns 2,205,789 shares of Rockford's Common Stock which was inherited by the Bartol children upon the death of their mother, Caroline S. Bartol. Mr. T. Bartol serves as the general partner of Monument.


ITEM 4.     PURPOSE OF TRANSACTION.

      No Change

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED BY UPDATING THE FOLLOWING:

      Mr. T. Bartol is the beneficial owner of 2,868,528 shares of Common Stock, representing 35.1% of the shares outstanding. Mr. T. Bartol holds sole power to vote and dispose of 2,205,789 shares and has shared power to vote and dispose of 642,875 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED BY ADDING THE FOLLOWING:

      Monument granted an option to purchase 795,500 shares of Rockford's Common Stock to W. Gary Suttle, Rockford's CEO ("Mr. Suttle"). The option was originally granted to Mr. Suttle effective August 1, 1992 and fully vested on August 1, 1995. In connection with Mr. Suttle's January 1, 1999 employment agreement with Rockford Corporation, Monument agreed to extend the term of the options from August 1, 1999 until August 1, 2002. The exercise price of the options increase over time from $0.41 per share if exercised on or before August 1, 1999 to $0.70 per share if exercised after August 1, 1999 and on or before the expiration date.

      As at December 19, 2001, Mr. Suttle exercised the option to acquire 200,000 shares from Monument.


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      As at March 5, 2002, Mr. Suttle exercised the option to acquire the remaining 595,500 shares from Monument.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      None


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date:  March 9, 2002



                               /s/ Timothy C. Bartol
                              ------------------------------------
                                Timothy C. Bartol


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